Filed Pursuant To Rule 433

Registration No. 333-180974

November 28, 2012

Transcript of Webcast posted on thestreet.com November 28, 2012

Gregg Greenberg, Interviewer:

Kevin Quigg, a lot of people have been touting holding physical gold as opposed to an ETF like your GLD. So why is your ETF better than holding bullion in a vault somewhere?

Kevin Quigg, Global Head of SPDR EFT Strategy and Consulting, State Street Global Advisors:

I think the main answer, Gregg, is liquidity. I think the fact that the SPDR Gold Shares trades intraday, it gives investors the value of owning the physical bullion with the convenience of a securitized security that trades on the exchange and allows investors to buy and sell gold intraday.

Greenberg:

And yours is not the only ETF out there—there’s also the IAU and a few other ones. So why is yours, the GLD, the best ETF out there?

Quigg:

I think it comes down to liquidity, cost and size. So, from a liquidity perspective, SPDR Gold Shares is overwhelmingly the largest and the most heavily-traded exchange traded fund with the gold shares out there. Number two, from a cost perspective, you have to bear in mind that it’s not just expense ratio, it’s total cost of ownership, which includes bid/ask spread. SPDR Gold Shares is overwhelmingly the least expensive ETF from that perspective. And from a size perspective, it allows many investors—institutions in particular, hedge funds in particular—to trade with an anonymity that the size of the fund affords at $70 billion.

Greenberg:

Well, maybe the biggest, but it’s not the most fun, because there’s those leveraged funds out there. Do you have a view on the leveraged gold ETFs?

Quigg:

Sure. I think levered funds, by and large—and I want to speak specifically to gold—levered funds have been good for investors, and I think they certainly do accomplish what they set out to do. However, I think, by and large, the marketplace doesn’t have a true understanding of exactly the mechanics of those products. So when you’re talking about buying a levered product versus a non-levered product, you’re owning something that’s going to be in the world of derivatives and things that need to be levered—for lack of a better term—in order to generate that return, as opposed to the physically-backed allocated gold that SPDR Gold Shares represent.

Greenberg:

Now, the SPDR Gold, the GLD, it trades like a stock but it’s taxed like a collectible. Do you think this will change anyone’s opinion because of all the discussions about the fiscal cliff and tax changes in the coming year?

Quigg:

Yeah. I think from a relative basis, SPDR Gold Shares, assuming that the taxability remains unchanged, will become a more attractive option, assuming all other assets are taxed at a different rate. I think tax concerns has always been something that people bear in mind while they buy the SPDR Gold Shares. But I think in light of what people think is going to be happening in the near future, SPDR Gold Shares, from a tax perspective, could become a more attractive investment.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.